Exhibit 4.47

Ministry of Communications and Informatization

of the Russian Federation

LICENSE

A 030168 No. 30266

In accordance with the current laws of the Russian Federation

Mobile TeleSystems

Open Joint Stock Company

Legal address:

109147, Moscow, Marksistskaya St., 4

Is granted the permit to:

Render 1800 MHz mobile radiophone communication services

The terms and conditions of rendering such services and the territory are given in the Addendum being an integral part of this License.

License expiration date	December 30, 2013

Start of services’ rendering	June 30, 2005
(not later than)

Date of License registration with
The Uniform License Register for Communications	December 30, 2003

First Deputy Minister of the Russian Federation,
Ministry of Communications and Informatization	B.D. Antonyuk

The conditions for the performance of activities

in accordance with License No. 30266

1. Mobile TeleSystems OJSC (the Licensee) is hereby authorized to render cellular radiophone communication public-switched network services using GSM equipment, with installation of necessary equipment operating in frequency nominal allocated in accordance with the established procedure, in 1800 MHz band, in the territory of North Ossetia – Alania Republic.

The cellular communication services shall be rendered using the Licensee’s communication network which must be a part of the uniform GSM cellular communication network of the Russian Federation.

The Licensee shall participate in the work of the agency authorized by the Administration of Communications of the Russian Federation to coordinate the work on establishing a uniform GSM mobile radiophone public-switched communication network of the Russian Federation.

2. The aggregate installed capacity of the Licensee’s network and the coverage index upon  allocation of a sufficient frequency resource shall be, by years, respectively, as of December 31, at least:

2006  - 50000 numbers (20%)

2013  -  100000 numbers (55%)

The rate of territory coverage may be specified in implementing the conditions of this License.

3. The network of the Licensee shall be established in accordance with the General Scheme of establishment and stage-by-stage development of Russian GSM public-switched mobile radiophone communication network which provides for the organization of necessary interaction with networks of other operators.

4. Any Licensee’s activity aimed at interaction of its established network with any foreign mobile communications networks shall be approved by the Administration of Communications of the Russian Federation or other body authorized by the Administration.

5. The Licensee shall adhere to the rules and regulations adopted in the Russian Federation, ETSI standards as established by the Administration of Communications for GSM telecommunications.

6. Numbering in the Licensee’s network shall be in conformity with the PSTN numbering and the numbering requirements of the terrestrial mobile service.

7. The Licensee’s network shall be designed and constructed to ensure that telecommunications failure level at peak load does not exceed 5%.

8. The network shall be only established if project documentation based on the General Scheme of establishment and development of GSM federal public-switched mobile radiophone communication network of the Russian Federation, Building Specifications and Regulations, and Industry Standards of Production Engineering adopted in the Russian Federation, as duly coordinated and approved, is available.

9. The Licensee shall render the services on its licensed territory to any requesting entity if technically feasible.

The Licensee shall have the right to refuse providing the services if:

• the service rendering may cause threat to the state security and  defense, and threat to population health and safety;

• the service rendering is not possible due to any physical, topographic or any other natural hindrances;

• the user, under no solid arguments, rejects the terms and conditions of service rendering, or fails to pay for the services rendered;

• the user uses or intends to use the communications equipment for any illegal purposes, uses the services illegally, uses improperly the equipment provided, or uses uncertified equipment.

Any rejection shall be well-grounded.

10. The Licensee shall provide the telecommunications services through the network established to all users of the GSM federal public-switched mobile radiophone communication network of the Russian Federation irrespective of their place of registration or purchase of subscriber equipment.

Roaming services in the same constituent entity of the Russian Federation shall not be organized between different operators’ same-standard networks.

11. The Licensee shall provide its mobile subscribers with the opportunity to call local special services (fire prevention service, militia, ambulance, gas service, etc) free, irrespective of their location in the license territory.

12. Long-distance – interurban and international- communications services to the Licensee’s network subscribers shall be provided through the PSTN in conformity with the General Scheme of establishment and development of GSM federal public-switched mobile radiophone communication network of the Russian Federation.

13. The Licensee shall be obliged to provide its users with the services that meet quality standards, specifications, and terms and conditions of the agreement on rendering telecommunication services.

14. The Licensee shall account to the users should it fail to or improperly fulfill its obligations according to the procedure and the extent as prescribed by the laws of the Russian Federation.

15. The Licensee shall provide the services on the 24/7 basis, except for the repair and maintenance periods which should be scheduled for the time most convenient to the users.

16. The Licensee shall arrange for a directory-inquiry service and issue a directory of subscribers connected to the network established.

17. Subscriber SIM-cards that ensure subscribers’ identification and ability to pay for the services provided by the GSM federal public-switched mobile radiophone communication network of the Russian Federation shall conform to the unified numbering as specified for such cards by the Administration of Communications of the Russian Federation.

18. The Licensee shall have the right to use telecommunications channels and physical circuits of the PSTN of the Russian Federation according to the tariff plans in force for the specific user group.

19. The Licensee shall adhere to the requirements of Administration of Communications of the Russian Federation on traffic and service rendering.

If so stipulated by the laws of the Russian Federation, the Administration of Communications of the Russian Federation or other body authorized by the Administration shall execute centralized management of Licensee’s networks.

20. The Licensee shall bear all expenses related to development of general scheme of GSM federal public-switched mobile radiophone communication network, design and construction of Licensee’s network, network connection to PSTN of the Russian Federation, allocation of frequencies necessary to establish the network, elaboration of EMC principles between the radio equipment used and the existing radio systems, mutual settlements with the operators’ of the Russian PSTN and other GSM operators, development and issue of regulatory documentation.

21. The Licensee shall settle traffic payments with public-switched networks operators according to the procedure prescribed for the public-switched networks of the Russian Federation.

22. The service tariff plans shall be as agreed by the parties.

If so stipulated by the laws of the Russian Federation, the tariff plans for specific services rendered by the communications provider shall be set by the government.

The interconnection rates shall be set forth by the agreements, terms and conditions as agreed by the relative communications companies. Any arguments arising in connection to these issues shall be considered by the court or arbitrage.

The subscribers shall not be charged for unsuccessful calls.

23. Certain groups of governmental officials, diplomats or consular representatives of other states, representatives of international organizations, and other customer groups using electrical communications, shall get priority as for queuing, priority of use and payment conditions.

The lists of benefits and officials entitled to the benefits shall be determined according to the laws of the Russian Federation, legal standard acts of the constituent entities of the Russian Federation, and international contracts and agreements signed by the Russian Federation.

24. The Licensee shall provide free electrical communications for business purposes, as prescribed by the procedures adopted by the Ministry of Communications and Informatization of the Russian Federation.

25. In case of natural calamities, quarantines or other natural or man-caused states of emergency, the duly authorized state bodies shall have the priority to use or suspend operations of Licensee’s network or equipment.

26. The Licensee shall grant absolute priority to any messages related to human safety on sea, land, air or space, urgent actions related to defense, security or law and order in the Russian Federation, as well as to major accidents, catastrophes, epidemics, epizootics or acts of God.

27. The Licensee shall, if requested by the Ministry of Communications and Informatization of the Russian Federation, submit information on technical condition and perspectives of network development, on rendering communications services and existing tariff plans.

28. The Licensee shall be obliged to ensure the observance of communication secrecy.

Any information relating to messages transferred through the Licensee’s network, and these messages themselves, may be delivered only to senders and addressee hereof, or their legitimate representatives.

Wire tapping, inspection of electrical communication messages, receiving related data, and other restrictions of communication secrecy are allowed only according to the current legislation of the Russian Federation.

29. When developing, establishing and operating the communication network, the Licensee shall be obliged, in accordance with the legislation of the Russian Federation, to render assistance and afford to agencies performing operational-investigative activities an opportunity to effect operational-investigative actions in the communication network, take measures to ban the disclosure of organizational and tactical methods of such actions.

Should communication facilities be abused infringing the interests of any person, society or state, the authorized governmental bodies, in accordance with the law of the Russian Federation, shall be entitled to suspend the operation of the Licensee’s networks and communication facilities.

The connection of subscribers shall be performed upon the implementation of requirements under the Law “On Operational-Investigative Activities in the Russian Federation”

30. The Licensee shall be obliged to take measures to prevent unauthorized intrusion into the management of the established network and unauthorized control over its operation.

31. As advised by the Ministry of Communications and Informatization, the Licensee shall afford an opportunity for testing facilities in its network, if it does not affect the operator activities of the Licensee.

32. The commencement of rendering communication services under this License shall be allowed, given that the operation of network elements is authorized by state communication and informatization supervision bodies of the Russian Federation.

33. The use of technical facilities is allowed, given that there is a certificate of conformity issued by the Ministry of Communications and Informatization of the Russian Federation.

34. The Licensee may not prevent the state communication and informatization supervision bodies of the Russian Federation from verifying technical parameters of the communication network and shall ensure, if necessary, an access of said bodies to its measuring equipment to be used in this work.

35. The License shall be governed by, construed and executed in accordance with current legislation of the Russian Federation.

36. The Licensee shall be obliged to perform its activities in accordance with current enactments and laws of the Russian Federation.

37. The Ministry of Communications and Informatization of the Russian Federation shall reserve the right to make alterations and additions to this License subject to changes in current legislation of the Russian Federation.

38. The Licensee shall be obliged to provide periodical and annual state statistical reporting to local statistical offices and the Ministry of Communications and Informatization of the Russian Federation in accordance with the procedure established by the State Committee of the Russian Federation for Statistics.

The violation of the procedure for providing statistical reporting shall entail administrative responsibility in accordance the current law.

39. The License can not be passes to any other person.

40. The Licensee shall be obliged to make deductions from revenue obtained from the provided communication and informatization services to the account of the Ministry of Communications and Informatization of the Russian Federation under the standard established on the basis of Government Decree No.380 dated April 28, 2000.

The transfer of funds shall be made on a monthly basis, proceeding from actual revenue obtained from the provision of communication and informatization services for the last calendar month, no later than on the 20-th day of the next month. The amount of funds subject to transfer shall be specified quarterly after the provision of financial statements to tax authorities.

To control the completeness of funds received on account of the Ministry of Communications and Informatization of the Russian Federation, the Licensee, upon a written request of the management of the communication and informatization supervision department of the constituent entity of the Russian Federation, shall provide the respective form of financial statements reflecting the information on revenue obtained for the provision of communication and informatization services.

41. The License shall be registered upon its issuance by respective communication and informatization supervision body in the Russian Federation.

In the event of change of its postal address, bank details and phone number, or reorganization or liquidation of the legal entity, the Licensee shall be obliged to inform the Ministry of Communications and Informatization of the Russian Federation and the communication and informatization supervision department in the Russian Federation where the License was registered.

First Deputy Minister of the Russian Federation,
Ministry of Communications and Informatization	B.D. Antonyuk

Head of License Management	N. M. Popov